Mail Stop 4561

February 21, 2007

Mr. Thomas M. Herzog
Chief Financial Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80237

Re: AIMCO Properties, L.P.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        File No. 0-24497

Dear Mr. Herzog:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Linda van Doorn
                                    Senior Assistant Chief Accountant

Cc: Miles Cortez